Filed by BlackRock MuniHoldings Fund, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: BlackRock MuniHoldings Fund II, Inc.

File No. 333-241481

Date: January 21, 2021

Contact:

1-800-882-0052

BlackRock Announces Results of Shareholder Vote at Adjourned Joint Special Shareholder Meeting Relating to the Reorganizations of Five Municipal Closed-End Funds

New York, January 21, 2021 – BlackRock Advisors, LLC announced today that, at a joint special meeting of shareholders (the “Meeting”) of BlackRock Municipal Income Investment Quality Trust (NYSE: BAF), BlackRock MuniHoldings Fund II, Inc. (NYSE: MUH) and BlackRock MuniHoldings Quality Fund, Inc. (NYSE: MUS), the requisite votes of shareholders of BAF, MUH and MUS have approved the reorganization of each of BAF, MUH and MUS with and into BlackRock MuniHoldings Fund, Inc. (NYSE: MHD), with MHD continuing as the surviving Fund, and the transactions contemplated thereby (collectively, the “BAF, MUH and MUS Reorganizations”). Shareholders of BlackRock Municipal Bond Trust (NYSE: BBK and collectively with BAF, MUH, MUS and MHD, the “Funds,” and each, a “Fund”) previously approved the reorganization of BBK with and into MHD (the “BBK Reorganization” and collectively with the BAF, MUH and MUS Reorganizations, the “Reorganizations”) and shareholders of MHD previously approved each Reorganization at a joint special meeting of shareholders.

It is currently expected that the Reorganizations will be completed in the end of the first quarter of 2021, subject to the satisfaction of customary closing conditions. Each Reorganization, if completed, would occur based on the relative net asset values of the common shares of the applicable Funds. In addition, holders of Variable Rate Muni Term Preferred Shares (“VMTP Shares”) of each of BAF, BBK, MUH and MUS would receive on a one-for-one basis VMTP Shares of MHD in an amount equal to the aggregate VMTP Share liquidation preference (including any accumulated and unpaid dividends) held by holders of BAF, BBK, MUH and MUS VMTP Shares immediately prior to the Reorganizations.

This press release is not intended to, and does not, constitute an offer to purchase or sell shares of the Funds.

About BlackRock

BlackRock’s purpose is to help more and more people experience financial well-being. As a fiduciary to investors and a leading provider of financial technology, our clients turn to us for the solutions they need when planning for their most important goals. As of December 31, 2020, the firm managed approximately $8.68 trillion in assets on behalf of investors worldwide. For additional information on BlackRock, please visit www.blackrock.com/corporate | Twitter: @blackrock | Blog: www.blackrockblog.com | LinkedIn: www.linkedin.com/company/blackrock.

Availability of Fund Updates

BlackRock will update performance and certain other data for the BlackRock closed-end funds on a monthly basis on its website in the “Closed-end Funds” section of www.blackrock.com as well as certain other material information as necessary from time to time. Investors and others are advised to check the website for updated performance information and the release of other material information about the Funds. This reference to BlackRock’s website is intended to allow investors public access to information regarding the Funds and does not, and is not intended to, incorporate BlackRock’s website in this release.

Forward-Looking Statements

This press release, and other statements that BlackRock or the Funds may make, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to the Funds’ or BlackRock’s future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as “trend,” “potential,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve,” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions.

BlackRock cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and BlackRock assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

With respect to the Funds, the following factors, among others, could cause actual events to differ materially from forward-looking statements or historical performance: (1) changes and volatility in political, economic or industry conditions, the interest rate environment, foreign exchange rates or financial and capital markets, which could result in changes in demand for the Funds or in the Funds’ net asset value; (2) the relative and absolute investment performance of the Funds and its investments; (3) the impact of increased competition; (4) the unfavorable resolution of any legal proceedings; (5) the extent and timing of any distributions or share repurchases; (6) the impact, extent and timing of technological changes; (7) the impact of legislative and regulatory actions and reforms, including the Dodd-Frank Wall Street Reform and Consumer Protection Act, and regulatory, supervisory or enforcement actions of government agencies relating to the Funds or BlackRock, as applicable; (8) terrorist activities, international hostilities, health epidemics and/or pandemics and natural disasters, which may adversely affect the general economy, domestic and local financial and capital markets, specific industries or BlackRock; (9) BlackRock’s ability to attract and retain highly talented professionals; (10) the impact of BlackRock electing to provide support to its products from time to time; and (11) the impact of problems at other financial institutions or the failure or negative performance of products at other financial institutions.

Annual and Semi-Annual Reports and other regulatory filings of the Funds with the SEC are accessible on the SEC’s website at www.sec.gov and on BlackRock’s website at www.blackrock.com, and may discuss these or other factors that affect the Funds. The information contained on BlackRock’s website is not a part of this press release.

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